Exhibit 3.1

BYLAWS OF

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60
Company Registry (NIRE): 35.300.330.587

CHAPTER I
NAME, HEADQUARTER, PURPOSE AND DURATION

Article 1 JBS S.A. (“Company”) is a limited liability company governed by these Bylaws and by the applicable law.

Article 2 The Company is headquartered in the city and state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3° Andar, CEP 05118-100.

Sole Paragraph The Company may open, close and change the address of branches, agencies, warehouses, distribution centers, offices and any other establishments in the country or abroad by resolution of the Executive Board, pursuant to the provisions of article 26, item IV of these Bylaws.

Article 3 The corporate purpose of the company is: (a) administrative office; (b) exploring, on its own account, cattle slaughtering and refrigeration, manufacturing, distributing and trading fresh or industrialized food products and animal and vegetable products, by-products and their derivatives (including, but not limited to, cattle, swine, sheep and fish in general); (c) processing, preserving and producing canned vegetables, preserves, fats, feed, canned goods, importing and exporting derived products; (d) manufacturing pet products, nutritional additives for animal feed, balanced feed and prepared animal feed; (e) buying, selling, breeding, fattening and slaughtering cattle, in its own and third-party establishments; (f) slaughterhouse with slaughter of cattle and preparing meat for third parties; (g) manufacturing, trading, importing, exporting beef tallow, meat meal, bone meal and feed; (h) purchasing and selling, distributing and representing food stuffs, uniforms and clothes with provision of clothing services in general; (i) processing, wholesale trade, importing and exporting hides and skins, horns, bones, hooves, manes, wool, raw hair and bristles, feathers and plumes and animal protein; (j) distributing and trading drinks, sweets and barbecue utensils; (k) manufacturing, distributing and trading sanitizing-cleaning and hygiene products; (l) manufacturing, distributing, trading, importing, exporting, processing, representing perfumery products and toilet articles, cleaning and domestic hygiene products, cosmetic products and products for personal use; (m) importing and exporting, as long as related to the activities listed in items “b”, “d”, and “k” of the Company’s corporate purpose; (n) manufacturing, leasing and selling machinery and equipment in general and assembly of electrical panels, as long as related to the activities listed in items “b”, “d”, “i”, “j”, “k”, “ l” “and “m” of the Company’s corporate purpose and to the extent necessary to exercise them, and this activity may not represent more than 0.5% of the Company’s annual revenue; (o) trading chemical products, as long as related to the activities listed in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (p) manufacturing, trading, importing and exporting plastics, plastic products, scraps in general, corrective fertilizers, organic and mineral fertilizers for agriculture, removal and biological treatment of organic residues, as long as related to the activities mentioned in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose and to the extent necessary to exercise them; (q) stamping, manufacturing cans, preparing steel coils (flanders and chrome) and varnishing steel sheets, as long as related to the activities in items “b”, “d”, “i”, “j”, “k”, “l” and “m” of the Company’s corporate purpose; (r) providing closed and goods warehouse for third parties, except general stores and furniture storage; (s) providing general warehouse, according to Federal Decree 1102, of November 21,1903, to secure and preserve perishable goods from third parties; (t) road transportation of cargo in general, municipal, intercity, interstate and international; (u) producing, generating and trading electricity, and cogenerating energy and storing hot water for heating with or without authorization from the due Government; (v) producing, trading, importing and exporting biofuel, biodiesel, glycerin, organic waste resulting from biodiesel manufacturing process (sludge), soluble alcohol, additives, vegetable oils, organic additives for mixing, recycled oil, esters, chemicals and derivatives; (w) manufacturing, distributing, trading and storing chemical products in general; (x) producing, trading biodiesel from animal fat, vegetable oil and by-products and bioenergy, importing; (y) trading agricultural raw materials in general; (z) manufacturing, distributing, trading and storing animal and vegetable products and by-products and its derivatives, glycerin and animal and vegetable by-products; (aa) providing intermediation and agency services and business in general, except real estate; (ab) providing laboratory analysis, testing and technical analysis services; (ac) manufacturing margarine and other vegetable fats and inedible oils from animals; (ad) manufacturing ice cream and other types of edible ice creams; (ae) wholesale trade of other chemical and petrochemical products not otherwise specified; (af) manufacturing additives for industrial use; (ag) manufacturing refined vegetable oils, except corn oil; (ah) manufacturing synthetic soaps and detergents; (ai) wheat milling and manufacturing derivatives; (aj) manufacturing organic chemical products not previously specified; (ak) processing, manufacturing, distributing, trading, importing, exporting, commissioning, consigning and representing milk and its derivatives; (al) processing, manufacturing, distributing, trading, importing, exporting, commissioning, consigning and representing food products of any kind; (am) manufacturing, distributing, trading, importing, exporting, commissioning, consigning and representing agricultural products, machinery, equipment, parts and supplies necessary for the manufacture and sale of the Company’s products;

Sole Paragraph The Company may explore other activities related to the purpose in Article 3, as well as have an interest in other companies, in the country or abroad.

Article 4 The Company’s duration is undetermined.

CHAPTER II
SHARE CAPITAL

Article 5 The share capital is twenty-three billion, six hundred and thirty-one million, seventy-one thousand, three hundred and four reais and twenty-four cents (R$23,631,071,304.24), fully subscribed and paid-in, divided into two billion, two hundred and forty-four million, eight hundred one thousand, eight hundred seventy (2,244,801,870) registered, book-entry, common shares with no par value.

Article 6 The Company is authorized to increase its capital stock, regardless of statutory reform, by up to one billion, three hundred and seventy-five million, eight hundred and fifty-three thousand, one hundred and eighty-three (1,375,853,183) registered, book-entry, common shares with no par value.

Paragraph 1 Within the limit authorized herein, the Company may, by resolution of the Board of Directors, increase the share capital regardless of statutory amendment, in compliance with the provisions of paragraph 2 of article 166 dof Law 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”). The Board of Directors shall establish the number, price, payment term and other conditions to issue shares.

Paragraph 2 Within the authorized capital limit, the Board of Directors can resolve on the issue of subscription warrant and debentures convertible into common shares.

Paragraph 3 Within the limit of the authorized capital and according to the plan approved by the Shareholders’ Meeting, the Company may grant a stock option to members of the management, employees or individuals who provide services to it, or the members of the management, employees or individuals who provide services to subsidiaries, except the right of first refusal of shareholders when granting and exercising stock options.

Paragraph 4 The Company is prohibited from issuing founders’ shares.

Paragraph 5 The Company shall not issue preferred shares.

Paragraph 6 Whenever the Board of Directors approves the capital increase within the limit of the authorized capital, the consolidation of Articles 5 and 6 of the Bylaws shall appear in the agenda of the subsequent Shareholders’ Meeting.

Article 7 The share capital shall be exclusively represented by common shares and each share entitles to one vote in the resolutions taken at the Shareholders’ Meeting.

Article 8 All the Company’s shares are book-entry shares, kept in a deposit account in a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) designated by the Board of Directors, on behalf of the holders, without issuing certificates.

Sole Paragraph The cost of transfer and registry may be charged directly from shareholders by the depositary institution, as defined in the share bookkeeping agreement.

Article 9 Upon the discretion of the Board of Directors, the right of first refusal when issuing shares, debentures convertible into shares and subscription bonus, placed through the sale on the stock exchange or by public subscription, or by exchanging shares or public offer, may be deleted or reduced as established by law, within the limits of the authorized capital.

CHAPTER III
SHAREHOLDERS’ MEETING

Article 10 The Shareholders’ Meeting shall be held, ordinarily, once a year and, extraordinarily, whenever necessary, according to the Brazilian Corporate Law or these Bylaws.

Paragraph 1 The Shareholders’ Meeting shall be convened by the Chair of the Board of Directors or, in the cases provided for by law, by shareholders or by the Fiscal Council, after a notice is disclosed. The first call shall be made, at least, fifteen (15) days in advance and the second call, at least, eight (8) days in advance.

Paragraph 2 Resolutions of the Shareholders’ Meeting shall be approved by a majority of the votes of those attending.

Paragraph 3 The Shareholders’ Meeting shall only decide on the agenda matters included in the respective call notice, excluding the exceptions set forth by the Brazilian Corporate Law.

Paragraph 4 At the Shareholders’ Meetings, the shareholders shall submit, at least seventy-two (72) hours in advance, in addition to the applicable identity card and/or corporate instruments evidencing the legal representation, as the case may be: (i) evidence issued by the bookkeeping institution, no more than five (5) days before the Shareholders’ Meeting; (ii) the power of attorney with notarization of the granting party’s signature; and/or (iii) in relation to shareholders that are part of the fungible custody of registered shares, the statement with the corresponding equity interest, issued by the competent body.

Paragraph 5 The minutes of Shareholders’ Meetings shall be drawn up in the book of Minutes of the Shareholders’ Meetings as a summary of the facts occurred and published without signatures.

Article 11 The Shareholders’ Meeting shall be declared open and chaired by the Chair of the Board of Directors or, in his/her absence or impediment, by another Board Member, Officer or shareholder designated in writing by the Chair of the Board of Directors. The Chairman of the Shareholders’ Meeting shall indicate up to two (2) Secretaries.

Article 12 In addition to the duties set forth by law, the Shareholders’ Meeting shall:

I.	elect and remove the members of the Board of Directors and the Fiscal Council;

II.	establish the overall annual compensation of the Company’s Management, as well as the members of the Fiscal Council and Statutory Audit Committee;

III.	amend the Bylaws;

IV.	resolve on the dissolution, liquidation, merger, spin-off, incorporation of the Company, or any company in the Company;

V.	grant share-based bonuses and decide on any stock splits or reverse-splits;

VI.	approving stock option plans intended for members of the management, employees or individuals providing services to the Company or to any subsidiary;

VII.	resolve, in accordance with the proposal submitted by management, on the income allocation for the year and the distribution of dividends;

VIII.	elect and remove the liquidator, as well as the Fiscal Council that shall operate during the liquidation period; and

IX.	resolve on any matter submitted to it by the Board of Directors.

CHAPTER IV
MANAGEMENT BODIES

Section I - General Provisions to the Management Bodies

Article 13 The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1 The investiture of the members of the Company’s management in their respective positions will be conducted through an instrument of investiture drawn up in the appropriate book per instrument of investiture, which shall have an express commitment clause, as set forth in Article 48 herein, signed by the member of the management taking up office, waiving the need for any management guarantee.

Paragraph 2 The managers shall remain in their offices until the investiture of their alternates, unless otherwise resolved by the Shareholders’ Meeting or Board of Directors, as the case may be.

Article 14 The Shareholders’ Meeting shall set the overall compensation of the directors, and the Company’s Management shall set the individual compensation of Directors, members of the Statutory Audit Committee and the Executive Board.

Article 15 Except as provided herein, any of the management bodies shall validly meet with the attendance of a majority of its members and shall resolve with the vote of the qualified majority of those members attending.

Sole Paragraph The prior call notice for the meeting is only waived as a condition of its effectiveness if all its members are present. Members of the management body are considered as attendees of the meetings if they express their vote through delegation made in the name of another member of said body, by a written vote cast in advance or by a written vote sent by email or any other means of communication.

Section II - Board of Directors

Article 16 The Board of Directors shall comprise at least five (5) and no more than eleven (11) members, all elected and dismissible by the Shareholders’ Meeting, with a unified term of office of two (2) years. Each year is considered as the period between 2 (two) Annual Shareholders’ Meetings and re-election is authorized.

Paragraph 1 At the Shareholders’ Meeting that has the purpose to elect members of the Board of Directors, shareholders must establish, first, the actual number of members of the Board of Directors to be elected.

Paragraph 2 At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent board members, as per the Novo Mercado Regulations of B3 S.A.– Brasil, Bolsa e Balcão (respectively, “Novo Mercado Regulations” and “B3”). The compliance of those indicated to the Board of Directors as independent board members must be resolved at the Shareholders’ Meeting that elects them.

Paragraph 3 When, as a result of the calculation of the percentage referred to in the above paragraph, the result generates a fractional number, the Company shall round it up to the next whole number.

Paragraph 4 For the purposes of compliance, an independent board member, it is not considered an independent director if: (i) is not a direct or indirect controlling shareholder of the Company; (ii) does not exercise his/her voting rights at meetings of the Board of Directors bound by a Shareholders’ Agreement that has matters related to the Company; (iii) is not a spouse, partner or relative, in a direct or collateral manner, up to the second degree, of the controlling shareholder, Company administrator or administrator of the controlling shareholder; and (iv) was, in the last three (3) years, an employee or director of the Company or its controlling shareholder. For the purposes of verifying the independent board member status, the situations described below must be analyzed in order to verify whether they involve a loss of independence by the independent director due to the characteristics, magnitude and extent of the relationship: (i) is a relative to the second degree of the controlling shareholder, a manager of the Company or an administrator of the controlling shareholder; (ii) over the past three (3) years he/she was an employee or officer of associated companies, subsidiaries or companies under common control; (iii) he/she has business relations with the company, the controlling shareholder or associated companies, subsidiaries or companies under common control; (iv) he/she holds a position in the company or entity with business relations with the company or controlling shareholder with decision-making power in the activities of said company or entity; (v) he/she receives another compensation from the company, its controlling shareholder, associated companies, subsidiaries or companies under common control besides that one referring to the work as member of the Board of Directors or committees of the company, its controlling shareholder, associated companies, subsidiaries or companies under common control, except cash dividends deriving from interest in the Company’s share capital and benefits from additional private pension plan. Furthermore, the independent board member is considered to be the one elected under the terms of article 141, paragraphs 4 and 5, of the Brazilian Corporate Law, in case there is a controlling shareholder.

Paragraph 5 At the end of the term, the members of the Board of Directors shall remain in the exercise of their positions until the new elected members are invested.

Paragraph 6 The Shareholders’ Meeting may elect one or more alternates for the members of the Board of Directors.

Paragraph 7 The member of the Board of Directors or alternate may not have access to information or participate in Board of Directors’ meetings related to matters on which he/she has an interest that conflicts with the interests of the Company.

Paragraph 8 In order to improve the performance of its duties, the Board of Directors may create committees or working groups with specified purposes, which shall function as advisory bodies without any decision-making power, for the sole purpose of assisting the Board of Directors, comprising persons appointed from among the management members and/or other persons related, either directly or indirectly, to the Company.

Paragraph 9 In case of vacancy of the position of Board Member, the alternate, if any, shall take his/her place; if there is no alternate, his/her replacement shall be appointed by the remaining board members, and shall occupy the position until the first Shareholders’ Meeting.

Article 17 The Board of Directors shall have one (1) Chair and one (1) Vice-Chair, who shall be elected by a majority of the votes present at the first meeting of the Board of Directors held immediately after the investiture of said members, or whenever there is any resignation or vacancy of said positions.

Paragraph 1 The Chair of the Board of Directors shall convene and chair the meetings of the body and the Shareholders’ Meeting, except, in the case of the Shareholders’ Meeting, in the cases in which he/she appoints, in writing, another board member, officer or shareholder to chair the meeting, subject to the provisions of Article 11 herein.

Paragraph 2 In the deliberations of the Board of Directors, the Chair of the body will have, in addition to his own vote, the casting vote, in case of a tie in the vote as a result of the eventual composition of an even number of members of the Board of Directors. Each board member shall be entitled to one (1) vote in the resolutions of the body. The resolutions of the Board of Directors shall be taken by majority vote of its members.

Paragraph 3 The Vice-Chair shall perform the duties of the Chair in the event of his/her absence and temporary impediment, regardless of any formality. In the event of absence or temporary impediment of the Chair or Vice-Chair, the duties of the Chair shall be performed by another Board Member appointed by the majority of members of the Board of Directors.

Paragraph 4 The positions of Chair of the Board of Directors and Chief Executive Officer or main executive of the Company may not be held by the same person, except in the cases established in the Novo Mercado.

Article 18 The Board of Directors will convene, (i) at least once a quarter; and (ii) in special meetings, at any time. The Board of Directors’ meetings shall be held upon call by the Chair of the Board of Directors or any other member, in writing, at least seven (7) days in advance, and indicating the date, time, place, detailed agenda, and documents to be considered at that meeting, if any. Any board member may, by written request to the President, include items in the agenda. The Board of Directors may resolve, unanimously, on include any other matter in the meeting’s agenda. The Board of Directors’ meetings may be held by conference call, videoconference or any other communication media that enables identification of the member and simultaneous communication of all other attendees.

Paragraph 1 The call notices of meetings shall be made through a written notice delivered by electronic mail or any other means of communication to each member of the Board of Directors, at least, seven (7) business days in advance, unless a majority of board members in office establishes a shorter term, which shall be not shorter than forty-eight (48) hours.

Paragraph 2 All resolutions of the Board of Directors shall be recorded in minutes drawn up at the Minutes Book of the Board of the Directors’ Meetings, and a copy of the said minutes shall be delivered to each of the members after such meeting.

Paragraph 3 Regardless of any formalities, it shall be considered regularly called the meeting to which appear all the members of the Board of Directors.

Article 19 The Board of Directors shall have, besides other attributions that may be established by law or by the Bylaws:

I.	to determine the general direction of the Company’s business, considering people’s safety, social development, and respect for the environment;

II.	to elect and dismiss Executive Officers, as well as establishing their assignments, subject to the provisions herein;

III.	to determine their compensation, indirect benefits and other incentives, within the overall limit of management compensation approved by the Shareholders’ Meeting;

IV.	to supervise the Executive Officers’ management, examine at any time, the Company’s books and documents; request information on contracts entered into or to be entered into, as well as on any other acts;

V.	to choose and dismiss the independent auditors and convening them to provide any clarifications that may be deemed required on any matter;

VI.	to examine the Management’s Report, the Executive Board’s accounts and the Company’s financial statements and resolve on their submission to the Shareholders’ Meeting;

VII.	to approve and review the annual budget, the capital budget and the Company’s business plan, which shall be reviewed and approved on a yearly basis, and preparing the capital budget proposal to be submitted to the Shareholders’ Meeting for purposes of profit retention;

VIII.	to resolve on calling a Shareholders’ Meeting when necessary, or as established in Article 132 of Brazilian Corporate Law;

IX.	to submit a proposal to the Annual Shareholders’ Meeting for allocation of the net income for the fiscal year, and resolving on the time to prepare balance sheets for six-month periods or shorter, and payment of dividends or interest on shareholders’ equity resulting from such balance sheets, and resolving on the payment of interim or periodical dividends deducted from retained profits or reserves of retained profits from the last annual or half-year balance sheet;

X.	to submit to the Shareholders’ Meeting the proposed amendment to the Bylaws;

XI.	to submit a proposal to the Shareholders’ Meeting for dissolution, merger, spin-off or incorporation of the Company and the incorporation, by the Company, of other companies;

XII.	to issue an opinion in advance about any subject to be submitted to the Shareholders’ Meeting;

XIII.	to authorize the issue of shares of the Company within the limits authorized by Article 6 herein, establishing the price, the payment term and the conditions to issue the shares, with authority to exclude the right of first refusal or reduce the term for its exercise in the issues of shares, subscription warrants and debenture stock, the placement of which is made by means of trading in stock exchange or public subscription or in any public offering of Control acquisition, as provided for by law;

XIV.	to resolve on the issuance: (i) of subscription bonus and debentures convertible into common shares, as provided for in Paragraph 2 of Article 6 hereof, specifying the limit of increase of capital arising from conversion of debentures, in capital stock amount or number of shares and (ii) of common debentures, not convertible into shares, with or without collateral, establishing, by delegation of the Annual Shareholders’ Meeting, when the issue of debentures regarding this section XIV, the time and conditions of maturity, amortization or redemption, the time and the conditions for payment of interest, of profit sharing and repayment premium, if any, and the manner of subscription or placement, as well as the types of debentures;

XV.	to resolve on the trading of debentures issued by the company for purposes of cancellation or maintenance in treasury and corresponding disposal, in compliance with the appropriate legal provisions;

XVI.	to grant stock options to members of the management, employees or individuals providing services to the Company or to any companies controlled by the Company, without any right of first refusal for the shareholders, in accordance with plans approved at the Shareholders’ Meeting;

XVII.	to resolve on the trading of shares issued by the company for purposes of cancellation or maintenance in treasury and corresponding disposal, in compliance with the appropriate legal provisions;

XVIII.	to resolve on the payment or credit of interest on equity to shareholders, as per the applicable law;

XIX.	to approve the execution, amendment or termination of any contracts, agreements or arrangements between the Company or its controlled companies and any related parties in amounts equal to or exceeding one hundred million reais (R$ 100,0000,000.00) considered individually or cumulatively, in the period of the last twelve (12) months and any other transactions with related parties indicated in the Related-Party Policy;

XX.	to approve the hiring of the institution providing share bookkeeping services;

XXI.	to resolve on any matter submitted by the Executive Board, as well as to call the members of the Executive Board for joint meetings whenever deemed as necessary;

XXII.	to implement Committees, establishes the respective regulations and competencies, elect and dismiss their members, and monitor the activities developed by the Committees;

XXIII.	to dispose, observing the rules in these Bylaws and in the legislation in effect, about the order of its work and to adopt or revoke regulatory norms for its operation;

XXIV.	to approve the policies of (a) disclosure of information to the market, (b) trading in the Company’s securities, (c) compensation, (d) nomination of members of the Board of Directors, of the Committees and of the Executive Board, (e) risk management, and (f) related-party transactions, or equivalent formal documents; and

XXV.	to establish the Board of Directors’ authority to:

(a)	the issuance of any credit instruments for fund raising, be they “bonds”, “notes”, “promissory notes”, “certificate of receivables”, “commercial papers”, or others commonly used in the market, as well as to set the conditions for their issuance and redemption;

(b)	the acquisition or disposal of equity interests, joint ventures, or strategic partnerships with third parties;

(c)	the acquisition or disposal of permanent assets and real estate;

(d)	the constitution of in rem guarantees and the rendering of sureties, guarantees and assurances for its own obligations and/or those of its controlled companies;

(e)	to contract debt, in the form of loans or issue of debt instruments or assumption of debt, or any legal transaction that affects the Company’s capital structure;

(f)	the provision of surety, by the Company, in lease agreements in favor of its employees and/or employees of companies directly or indirectly controlled by the Company, for the duration of their labor contract;

(g)	the execution of any contract, agreement or other instrument that (i) prevents the Company or its subsidiaries from carrying out its unilateral termination with prior notice of less than ninety (90) days or that (ii) requires the payment of any type of penalty or pecuniary obligation to the Company or its subsidiaries, including but not limited to fines, loss of profits, take or pay clause or that establishes the commitment of the Company or its subsidiaries to remain with the obligation to pay maturing installments whose value is equal or superior to the equivalent to three (3) months of the pecuniary obligations ordinarily established by the same instrument; and

XXVI.	to express a favorable or contrary opinion regarding any tender offer of Company shares, through a substantiated preliminary report published within fifteen (15) days of the publication of the call notice for the tender offer, which should address, at least, (i) the convenience and opportunity of the tender offer regarding the interests of the Company and its shareholders, including in terms of price and potential impacts on the liquidity of your securities; (ii) the strategic plans disclosed by the offer or related to the Company; (iii) possible alternatives to the acceptance of the public offer for the acquisition of shares available in the market.

Sole Paragraph. The Company will have a permanent Statutory Audit Committee, as an advisory body to the Board of Directors. The rules regarding the composition, attributions, operation, and compensation of its members, among other aspects, will be regulated in its own internal regulations, to be approved by the Board of Directors, observing the provisions of the applicable regulations.

Section III — Board of Executive Officers

Article 20 The Executive Board, whose members will be elected and dismissible at any time by the Board of Directors, will consist of at least two (2) and at most seven (7) members, who will be designated Chief Executive Officer, Director of Administration and Control, Financial Officer, Investor Relations Officer, and the other Officers with no specific designation. The positions of Chief Executive Officer and Investor Relations Officer must be filled. The directors will have a combined term of office of three (3) years, with the period between two (2) Annual Shareholders’ Meetings being considered a year, reelection being permitted.

Paragraph 1 Except in the case of vacancy in the position, the election of Executive Officers shall take place within thirty (30) business days after the Annual Shareholders’ Meeting.

Paragraph 2 In case of resignation or dismissal of the Chief Executive Officer, or in case of the Investor Relations Officer, where such fact results in non-compliance with the minimum number of Officers, the Board of Directors shall be called to elect an alternate, who shall complete the term of office of the replaced officer.

Paragraph 3 In cases of vacancy of the position of any member of the Executive Board, the duties performed by the replaced member shall be assigned to another member of the Executive Board chosen by the remaining Officers.

Article 21 Except as otherwise specifically authorized by the Brazilian Corporate Law or by these Bylaws, the Chief Executive Officer shall be responsible, exclusively, with the possibility to delegate by means of power of attorney, for the following activities: (i) execute and to enforce the resolutions of the Shareholders’ Meetings and of the Board of Directors; (ii) establish goals and objectives for the Company; (iii) supervise the elaboration and execution of the Company’s annual budget, capital budget and business plan; (iv) coordinate, manage, conduct and supervise all businesses and operations of the Company, in Brazil and abroad; (v) coordinate the activities of the other Officers of the Company and its subsidiaries, in Brazil or abroad, subject to the specific duties provided for in these Bylaws; (vi) coordinating, at the highest level, the Company’s public relations and guiding institutional publicity; (vii) convening and presiding over meetings of the Executive Board; (viii) representing the Company personally or by proxy in the shareholders’ meetings or other corporate acts of companies in which the Company holds an equity interest; and (ix) other duties established by the Board of Directors at any time.

Article 22 The Administration and Control Officer is responsible for: (i) coordinating, managing, directing and supervising the departments of Accounting, Information Technology, Accounts Receivable/Credit, Accounts Payable, and Management; and (ii) other duties established by the Chief Executive Officer.

Article 23 The Chief Financial Officer is responsible for: (i) coordinating, managing, directing and supervising the Finance department of the Company; (ii) directing and instructing the preparation of the annual budget and the capital budget; (iii) directing and instructing the treasury activities of the Company, including fund raising and management, as well as the hedge policies previously defined by the Chief Executive Officer; and (iv) any other duties established by the Chief Executive Officer.

Article 24 The Investor Relations Officer is responsible for: (i) coordinating, managing, directing and supervising the Company’s Investor Relations department; (ii) representing the Company before shareholders, investors, market analysts, the Brazilian Securities Commission, the Stock Exchanges, the Brazilian Central Bank and any other control bodies and other institutions related to the activities performed in the capital market in Brazil and abroad; and (iii) any other duties established by the Chief Executive Officer.

Article 25 The Officers without specific designation, if elected, are responsible for assisting the CEO in the coordination, management, direction and supervision of the Company’s business, according to the assignments established by the Chief Executive Officer.

Article 26 The Executive Board is vested with all powers to perform the acts necessary for the regular operation of the Company and the achievement of the corporate purpose, no matter how special, including to waive rights, settle and agree, in compliance with the relevant legal or statutory provisions. Subject to the limits set by the Board of Directors for the Board of Executive Officers in the cases described in article 19 of these Bylaws, the Board is responsible for the administration and management of the Company’s business, especially:

I.	to comply with and enforce these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meetings;

II.	on a yearly basis, prepare the Management’s Report, the accounts of the Executive Board and the Company’s financial statements together with the report of the independent auditors and a proposal for allocation of the profits as certified in the previous fiscal year for evaluation by the Board of Directors and the Shareholders’ Meeting;

III.	to propose to the Board of Directors the annual budget, the capital budget and the Company’s business plan, which must be reviewed and approved annually;

IV.	to resolve on the installation and closure of branches, warehouses, distribution centers, offices, sections, agencies, representations by itself or third parties, anywhere in Brazil or abroad;

V.	to resolve on any matter that is not exclusively incumbent upon the Shareholders’ Meeting or the Board of Directors;

VI.	to convene the Shareholders’ Meeting, in case of vacancy of all the positions of the Board of Directors.

Article 27 The Executive Board legitimately meets with the presence of two (2) Executive Officers, one of them always being the Chief Executive Officer, and deliberates by the vote of the majority of those present.

Article 28 The Executive Board shall meet whenever called by the Chief Executive Officer or by a majority of its members. The Board of Directors’ meetings may be held via conference call, video conference or any other means of communication that allows the identification and simultaneous participation of attending members of the Board and any other individuals attending the meeting.

Sole Paragraph Regardless of any formalities, it shall be considered regularly called the meeting to which appear all the members of the Executive Board.

Article 29 Call notices of meetings shall be made by means of a written communication delivered, at least, forty-eight (48) hours in advance, with the agenda, date, time and place of the meeting.

Article 30 All resolutions of the Executive Board shall be recorded in minutes drawn up on the Minutes Book of the Executive Board’ Meetings and signed by the attending Officers.

Article 31 The Company shall always be represented, in all acts, by the signature of the Chief Executive Officer; or by the signature of two (2) Officers jointly or, the signature of one or more proxies specially appointed to do so in accordance with Paragraph 1 below.

Paragraph 1 All powers of attorney shall be granted by the Chief Executive Officer individually, or, failing that, by two (2) officers jointly, through mandate with specific powers and term, except in the case of ad judicia powers of attorney, in which case the mandate can be for an indeterminate period, through a public or private instrument.

Paragraph 2 The acts of any Executive Officers, attorneys-in-fact, representatives and employees that involve or concern operations or business that are unrelated to the corporate purpose and corporate interests or that are practiced in non-compliance with these Bylaws are expressly forbidden, being null and void in relation to the Company, except when expressly approved by the Board of Directors.

CHAPTER V
FISCAL COUNCIL

Article 32 The Fiscal Council shall operate in a permanent manner, with the powers and duties conferred to it by law.

Article 33 The Fiscal Council will be composed of at least 3 (three) and at most 5 (five) effective members and substitutes in equal number, shareholders or not, elected and dismissible at any time by the Annual Shareholders’ Meeting.

Paragraph 1 The members of the Fiscal Council will have a unified terms of office of one (1) year and may be reelected.

Paragraph 2 The members of the Fiscal Council shall elect their Chair at their first meeting.

Paragraph 3 The investiture of the members of the Fiscal Board, effective and alternate, depends upon the signing of the term of consent drawn up in the appropriate book, which shall be subject to the arbitration clause referred to in Article 48 herein.

Paragraph 4 The members of the Fiscal Council shall be replaced in their absences and impediments by their respective alternates.

Paragraph 5 If a position in the Fiscal Council becomes vacant, the respective alternate member shall hold such position; should there be no alternate member, the Shareholders’ Meeting shall be called to elect a member for the vacant position.

Article 34 The Fiscal Council, when in place, shall meet whenever required and have all duties established by law.

Paragraph 1 Regardless of any formalities, it shall be considered regularly called the meeting to which appear all the members of the Fiscal Council.

Paragraph 2 The Fiscal Council manifests by absolute majority of votes, present the majority of its members.

Paragraph 3 All resolutions of the Fiscal Council shall be included in minutes drawn up at the Minutes and Opinions Book of the Fiscal Council and signed by the members present.

Article 35 The compensation of the Fiscal Council members shall be fixed by the Shareholders’ Meeting at which they are elected, in compliance with paragraph 3 of Article 162 of the Brazilian Corporate Law.

CHAPTER VI
DISTRIBUTION OF PROFITS

Article 36 The fiscal year shall begin on January 1 and end on December 31 of each year.

Sole Paragraph At the end of each fiscal year the Executive Board shall cause the Company’s financial statements to be prepared in compliance with the applicable legal provisions.

Article 37 The Board of Directors shall submit to the Annual Shareholders’ Meeting the financial statements for the fiscal year, together with a proposal for allocation of the net income of the fiscal year, calculated after deduction of the equity interests referred to in Article 190 of the Brazilian Corporate Law, as provided for by paragraph 1 of this Article, adjusted for purposes of calculation of dividends in accordance with Article 202 of the same law, in the following order of deduction:

(a) 5% (five percent) will be invested, before any other allocation, in the legal reserve constitution, which will not exceed 20% (twenty percent) of the share capital. In the fiscal year in which the balance of the Legal Reserve plus the amounts of the capital reserves referred to in paragraph 1 of article 182 of the Corporate Law exceeds thirty percent (30%) of the share capital, it will not be mandatory to allocate part of the net income for the year to the legal reserve;

(b) a portion may be allocated to the reserve for contingencies and reversal of the amounts recorded in previous years, if proposed by the management bodies, pursuant to Article 195 of Brazilian Corporate Law;

(c) From the balance of the net profit remaining after the allocations of legal reserve and reserve for contingencies as determined in (a) and (b) above, a portion allocated for the payment of a minimum mandatory dividend of not less than, in each fiscal year, 25% (twenty-five percent);

(d) In the fiscal year when the amount of minimum mandatory dividends, calculated pursuant to abovementioned letter (c), surpasses the portion of the net income realized in the fiscal year, the Shareholders’ Meeting may, if so proposed by the management bodies, allocate the surplus to the unrealized profit reserve, in compliance with Article 197 of Brazilian Corporate Law; and

(e) The profits that remain after legal deductions and minimum dividends referred to in paragraph (c) of this Article 37 shall be allocated in an annual installment, not exceeding 90% (ninety percent) of the net profit adjusted for the formation of the Statutory Reserve of investment, which shall eventually finance the implementation in operational assets, and this reserve may not exceed the share capital.

Paragraph 1 The Shareholders’ Meeting may attribute profit sharing to the members of the Board of Directors and of the Executive Board, not to exceed ten percent (10%) of the remaining profit of the fiscal year, limited to the global annual compensation of the members of the management, after deduction of accrued losses and the provision for income tax and social contribution, as provided for by Article 152, paragraph 1, of the Brazilian Corporate Law.

Paragraph 2 The distribution of profit sharing to the members of the Board of Directors and of the Executive Board shall solely take place in the fiscal years in which the shareholders are ensured payment of the minimum mandatory dividend provided for by these Bylaws.

Article 38 If proposed by the Executive Board, approved by the Board of Directors, and subject to approval by the Shareholders’ Meeting, the Company shall pay or credit interest on equity to shareholders, in compliance with applicable legislation. Any amounts thus disbursed may be considered in the minimum mandatory dividend set forth herein.

Paragraph 1 In the event of credit of interest to shareholders during the fiscal year and attribution thereof to the mandatory dividend amount, the shareholders shall receive the dividends they are entitled to and be guaranteed the payment of any outstanding balance. Should the dividend amount be lower than what was paid, the Company cannot charge the surplus balance from the shareholders.

Paragraph 2 Interest on equity recognized in the fiscal year will be effectively paid upon resolution by the Board of Directors, during the current or the following year, but never after the dividend payment dates.

Article 39 The Company may prepare balance sheets on a semester basis or shorter periods and declare the following by resolution of the Board of Directors:

(a) the payment of dividends or interest on equity by way of the profit for the half-year balance sheet, attributed to the amount of the mandatory dividend, if any;

(b) the distribution of dividends in periods shorter than six (6) months, or interest on equity, attributed to the amount of mandatory dividend, if any, provided that the total dividends paid in each semester of the fiscal year shall not exceed the amount of the capital reserves; and

(c) the payment of interim dividend or interest on equity by way of retained profits or reserve of retained earnings existing in the last annual or half-year balance sheet, attributed to the amount of the mandatory dividend, if any.

Article 40 The Shareholders’ Meeting may resolve on the capitalization of profit or capital reserve, including those recognized in interim balance sheets, pursuant to applicable legislation.

Article 41 Unclaimed or unpaid dividends will prescribe within three (3) years after the date they were made available to shareholders, and will be reversed to the Company.

CHAPTER VII
DISPOSAL OF SHARE CONTROL,
CANCELLATION OF THE REGISTRATION AS A PUBLICLY-HELD
COMPANY,
WITHDRAWAL FROM THE NOVO MERCADO AND
PROTECTION AGAINST DISPERSION OF THE SHAREHOLDING BASE

Section I — Disposal of the Company’s Control

Article 42 The direct or indirect disposal of the control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares, having as object the shares issued by the company held by the other shareholders, subject to the terms and conditions provided for by the legislation and in the Novo Mercado Regulations, so as to ensure them equal treatment as compared to the grantor.

Section II — Cancellation of the registration as a Publicly-Held Company;
withdrawal from Novo Mercado.

Article 43 Following the Company’s admission on the B3’s Novo Mercado, the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council are subject to the provisions of the Novo Mercado Regulation.

Article 44 In the public offering for acquisition of shares to be made effective, necessarily, by the controlling shareholder or by the Company for the cancellation of the registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value determined in the appraisal report, respecting the legal and regulatory rules applicable.

Section III — Protection Against Dispersion of the Shareholding Base

Article 45 Any Buyer (as defined in paragraph 11 of this article), who acquires or becomes the holder of shares issued by the Company or of other rights, including usufruct or trust over shares issued by the Company in an amount equal to or greater than 20% (twenty percent) of its share capital, shall conduct a public offering for the acquisition of all shares issued by the Company, with due regard for the provisions of the applicable CVM regulations, the regulations of B3 and the terms of this article. The Buyer shall request the registration of said offering within thirty (30) days as from the date of purchase or as from the event that resulted in the title to the shares or rights in any quantity equal to or greater than twenty percent (20%) of the Company’s share capital.

Paragraph 1 The public offering of shares shall be (i) indistinctively addressed to all shareholders of the Company; (ii) made in an auction to be held at B3; (iii) launched at the price determined in accordance with the provisions in paragraph 2 of this Article; and (iv) paid in cash, in Brazilian currency, upon purchase in the offering of shares issued by the Company.

Paragraph 2 The purchase price in the public offering of each share issued by the Company shall not be smaller than the greatest amount between: (i) one hundred and thirty-five percent (135%) of the fair price in a valuation report; (ii) one hundred and thirty-five percent (135%) of the issue price of shares obtained in any capital increase made upon public distribution occurred in the period of twenty-four (24) months preceding the date when it becomes mandatory to carry out the public offering of shares in accordance with this Article, an amount which shall be duly restated by the Extended National Consumer Price Index (IPCA) from the date of issue of shares for the Company’s capital increase to the time of financial settlement of the public offering of shares under this Article; (iii) one hundred and thirty-five percent (135%) of the average unit quotation of the shares issued by the Company during the period of ninety (90) days before the offering, weighted by the volume of trading at the stock exchange in which the greatest volume of negotiations of the shares issued by the Company occurs; and (iv) one hundred and thirty-five percent (135%) of the highest unit price paid by the Buyer at any time for any share or lot of shares issued by the Company. If the CVM regulation applicable to the offer foreseen in this case determines the adoption of a calculation criterion for fixing the acquisition price of each share in the Company in the offer that results in a higher acquisition price, that acquisition price calculated pursuant to the CVM regulation shall prevail in the effectiveness of the offer contemplated.

Paragraph 3 The public offering of shares referred to in the main provision of this Article shall not exclude the possibility of another shareholder of the Company or, as applicable, the Company itself, making a competing offering under the applicable regulations.

Paragraph 4 The Buyer shall be required to meet any requests or requirements of the CVM based on the applicable law in relation to the public offering of shares, within the maximum terms established by the applicable regulations.

Paragraph 5 If the Buyer fails to comply with the obligations imposed by this Article, including as regards compliance with the maximum terms: (i) to carry out or request registration of the public offering of shares; or (ii) to meet any requests or requirements of the CVM, the Company’s Board of Directors shall call a Extraordinary Shareholders’ Meeting, at which the Buyer shall not vote, to resolve on the suspension of exercise of the rights of the Buyer that fails to comply with any obligation imposed by this Article, as provided for by Article 120 of the Brazilian Corporate Law, without prejudice to the liability of the Buyer for damages and losses caused to the other shareholders as a result of the default of the obligations imposed by this Article.

Paragraph 6 The provisions of this Article shall not apply if a person becomes the holder of shares issued by the Company in a quantity greater than twenty percent (20%) of the total shares issued by the Company as a result of: (i) legal succession, under the condition that the shareholder shall dispose of the surplus of shares within thirty (30) days as from the concerned event; (ii) merger of another company into the Company; (iii) merger of shares of another company into the Company; or (iv) subscription of the Company’s shares in a single primary issue approved at a Shareholders’ Meeting of the Company, called by its Board of Directors, the capital increase proposal of which has determined that the shares issue price should be set based on the fair price provided in an economic and financial valuation report of the Company prepared by a specialized company with proven experience in valuation of publicly-held companies. In addition, the provisions of this Article shall not apply to current shareholders who are already holders of 20% (twenty percent) or more of the total shares issued by the company and their successors on the effective date of membership and listing of the company on the Novo Mercado, applying exclusively to those investors that purchase shares and become shareholders of the Company after such a Shareholders’ Meeting.

Paragraph 7 The calculation of the percentage of twenty percent (20%) of the total shares issued by the Company as described in the main provision of this Article shall not compute any involuntary increases in equity interest resulting from cancellation of shares kept in treasury or Company’s capital reduction with cancellation of shares.

Paragraph 8 The Shareholders’ Meeting may release the Buyer from the obligation to carry out the public offering of shares established in this Article, if that is in the Company’s interest.

Paragraph 9 Shareholders holding at least twenty percent (20%) of the shares issued by the Company may request the members of the Company’s management to call a special shareholders’ meeting to resolve on a new valuation of the Company to be carried out for purposes of review of the purchase price, in accordance with the procedures set forth in Article 4-A of the Brazilian Corporate Law and in compliance with the provisions of the applicable regulations of the CVM, of the B3 regulations, and of this Chapter. The costs of preparing the appraisal report shall be supported entirely by the Buyer.

Paragraph 10 If the special shareholders’ meeting referred to above resolves that a new valuation report determines an amount higher than the initial value of the public offering for the acquisition of shares, the Buyer may give it up, in which case it shall comply, as applicable, with the procedure set forth in Articles 23 and 24 of CVM Instruction 361/02, and dispose of the surplus equity interest within three (3) months as from the date of said special shareholders’ meeting.

Paragraph 11 For purposes of interpretation of this Article, the terms below starting with capital letters shall have the following meanings:

“Buyer” means any person, including, but not limited to, any individual or legal entity, investment fund, co-ownership, portfolio of notes, universality of rights or any other form of organization that is resident, domiciled or headquartered in Brazil or abroad, or a Group of Shareholders.

“Group of Shareholders” means the group of persons who: (i) are bound by contracts or voting agreements of any nature, directly or through subsidiaries, parent companies or joint ventures; or (ii) are bound by a relationship of control; or (iii) are in a joint venture.

Section IV — General Provisions

Article 46 A single public offering of shares may be prepared, aiming at more than one of the purposes established in this Chapter VII herein, in the Novo Mercado Regulations, or in the CVM regulations, provided that the procedures of all modalities of public offering of shares may be combined, no damage results to the target audience of the offering, and authorization is obtained from the CVM, as required by the applicable law.

Article 47 The Company or the shareholders in charge of carrying out the public offerings of shares established in this Chapter VII herein, in the Novo Mercado Regulations, or in the CVM regulations may ensure the implementation thereof by means of any shareholder or third party. The Company or the shareholder, as the case may be, are not exempted from the obligation to carry out the public offering of shares until it has been completed in compliance with the applicable rules.

CHAPTER VIII
ARBITRATION COURT

Article 48 The Company, its shareholders, managers, Fiscal Council members, effective and alternate, if any, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, pursuant to its rules, any dispute that may arise between them, related to or arising from their status as issuers, shareholders, managers, and Fiscal Council members, in particular, arising from the provisions contained in Law 6, 385/76, the Brazilian Corporate Law, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, or the CVM, in addition to those contained in the Novo Mercado Regulations, in the other B3 regulations, and in the Novo Mercado Listing Agreement.

Paragraph 1 Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the Arbitration Court is created, will be submitted to the Judicial Court, pursuant to Item 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 2 The Brazilian law shall be the sole law applicable to the merits of any and all disputes, as well as to the execution, interpretation, and validity of this arbitration clause. The Arbitration Court will be made up of judges chosen in the manner provided for in the Arbitration Regulations of the Market Arbitration Chamber. The arbitration proceeding will be held in the City and State of São Paulo, where the arbitration decision is to be issued. The arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and judged according to the relevant provisions of the Arbitration Rules.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 49 The Company shall be liquidated in the events provided for by law, and the Shareholders’ Meeting shall elect the liquidator(s), as well as the Fiscal Council that shall operate in such period, pursuant to the legal formalities.

CHAPTER X
FINAL AND TRANSITORY REGULATIONS

Article 50 The cases not envisaged in these Bylaws shall be resolved at the Shareholders’ Meeting and regulated pursuant to Brazilian Corporation Law, in observance to the Novo Mercado Regulations.

Article 51 The Company shall comply with the shareholders’ agreements filed at its headquarters, and the registration of a transfer of shares and the counting of any vote cast at a Shareholders’ Meeting or a Board of Directors’ meeting contrary to the terms thereof are prohibited.

Article 52 The Company shall provide its shareholders and third parties, at its headquarters, contracts with related parties, shareholders’ agreements and options for the acquisition of shares or other securities or securities issued by the Company.

Article 53 The Company and any of its subsidiaries, whether direct or indirect, are prohibited from selling any option contracts (directly or indirectly), or even signing option contracts in which it is the writer, except for companies that have this activity in their corporate purpose. Call options are considered those that give the holder the right to buy the related asset on a given date for a given price; and puts options are considered those that give the holder the right to sell the related asset on a given date for a given price. For the purposes of this article, option contracts are those that directly or indirectly, expressly or implicitly, provide any advantage to the Company in exchange for market volatility, that is, when there is a risk of oscillation in the price of the asset that is the object of the contract. Among which, but not limited to, any operations in which the asset that is the object of the contract is conditioned to the dollar rate, the price of gold, commodities, government bonds, exchange variation, and interest variation.

Sole Paragraph The prohibition addressed in the caput above shall not apply to the signing of a contract, agreement, or other instrument of assumption of rights and obligations in the context of financial transactions through issue, by the company and any of its subsidiaries, whether direct or indirect, that causes the issuance of debt securities, including, but not limited to promissory notes, debentures, commercial paper, notes, bonds, as provided in these Bylaws.

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